F-Secure Corporation

January 29, 2002

RE: Rule 12g3-2(b) submission by F-Secure Corporation (formerly, Data Fellows Corp.)

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

RECEIVED
FEB 14 2002

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to F-Secure Corporation (formerly Data Fellows Corp.). I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a recent press release published by F-Secure.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Jaana Sirkiä
Corporate communicator

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

FOR RELEASE January 29, 2002

F-Secure Anti-Virus Technology To Be Integrated With CyberGuard Firewall/VPN Appliances

Combined Gateway Solutions Protect Users From Increasing Number of Internet-borne Threats

Helsinki, January 29, 2002 - F-Secure (HEX: FSC), a leading provider of centrally managed security for today's mobile, wireless enterprise, and CyberGuard (OTC: CYBG), a leading vendor of enterprise and electronic commerce security solutions to Fortune 1000 companies and governments worldwide, today announced that the
F-Secure's anti-virus technology will be integrated with CyberGuard's family of firewall/VPN appliances.

Products developed under the new partnership will provide networks with unparalleled protection, at the gateway or intended point of entrance, against viruses, worms, Trojans, and other forms of threat that attack enterprises.

By incorporating F-Secure's Anti-Virus for Firewalls technology into its CVP-compliant solution, CyberGuard is developing what is believed to be the only integrated anti-virus bundle that is sold, certified and supported by one vendor and that incorporates both gateway and firewall protections. The content vectoring protocol (CVP) is a mechanism for integrating anti-virus gateway solutions with firewalls.

"We were looking for an anti-virus solution that was proven, and with off-the-shelf interoperability with CyberGuard's own technology. Equally important, we required a partner with a reputation for excellent support," said Pat Wheeler, vice president of business development at CyberGuard. "F-Secure's technology stands above all the others, and combined with its frequent anti-virus signature updates, the decision was an easy one. We are pleased to be bringing this gateway solution to our customers."

Increased Internet connectivity has enabled viruses and other malicious code to spread faster than ever before, causing a huge amount of damages and untold costs. "In addition to protecting individual end devices using local anti-virus products, many problems may be avoided if the threats are removed already at the gateway level. This gateway protection is core to our strategy, and personifies CyberGuard's leading-edge solutions," said Ilkka Starck, Executive Vice President of North American operations for F-Secure. "We are delighted to be partnering with CyberGuard, it's a win-win for our companies and our customers."

F-Secure estimates that 90 percent of computer viruses arrive via email. Additionally, new kinds of complex and destructive viruses, worms and Trojans spread through Web surfing and file downloading. If a virus enters the corporate network, fighting against it can be very costly,

difficult and time consuming. Virus infections often cause big financial losses because of network disruptions, decreased productivity, corrupted data and leaks of confidential information. Also, companies' reputations can be in danger if they spread viruses to business associates.

To minimize the costs and damages stemming from virus infections, scanning should ideally be performed at the perimeter of the corporate network. F-Secure Anti-Virus for Firewalls is a gateway level solution ensuring that viruses, worms and Trojans hidden in Web and file transfers and email attachments do not access or leave the corporate network. If a virus is found while employees transfer and receive files, use email, or even browse the Web, the files can be automatically disinfected before they are allowed to traverse through the firewall.

CyberGuard's firewall/VPN appliances incorporate multilevel security (MLS). MLS treats each layer of the secure operating system discretely, maintaining complete separation of network traffic from system components. This design removes access to the operating system from would-be hackers, creating a virtually impenetrable firewall environment. In December 2000, CyberGuard's appliances became the world's first to earn the Common Criteria Evaluation Assurance Level 4 certification, a rigorous security standard that is recognized by 15 countries around the world.

About CyberGuard Corporation

CyberGuard Corporation, the technology leader in network security, provides enterprise and electronic commerce security solutions to Fortune 1000 companies and governments worldwide. CyberGuard's high-security, high-performance integrated firewall and VPN appliance products and services protect the integrity of data and applications from unauthorized access. CyberGuard's appliances are the world's first to receive the rigorous information technology security certification Common Criteria EAL4, plus the first to enroll in Common Criteria evaluation assurance maintenance. The company has world headquarters in Ft. Lauderdale, Florida, regional offices in Europe and Asia, and a worldwide reseller network. More information on CyberGuard Corporation can be found at www.cyberguard.com.

About F-Secure

F-Secure Corporation is a leading developer of centrally managed security solutions for the mobile enterprise. The company's award-winning, integrated anti-virus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls provide centralized policy based management of widely dispersed user communities. Founded in 1988, F-Secure is listed on the Helsinki Stock Exchange [HEX: FSC]. Corporate headquarters is in Helsinki, Finland with North American main office in San Jose, California. The company maintains offices in Germany, Japan, Sweden and the United Kingdom, and is supported by a network of VARs and Distributors in over 90 countries around the globe.

For more information, please contact:

Cynthia Sucher, CyberGuard Corporation
Tel. +1 954 958-3886
csucher@cyberguard.com

Jyrki Tulokas, Product Marketing Manager, F-Secure Corporation
PL 24, FIN-00181 Helsinki
Tel +358 9 2520 5683, Mobile +358 40 769 7683, Fax +358 9 2520 5001
E-mail: Jyrki.Tulokas@F-Secure.com http://www.F-Secure.com/

Press release

F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 0700
Fax. +358 9 2520 5001
http://www.F-Secure.com

FOR RELEASE January 28, 2002

Myparty worm gives a whole new meaning for dot com

F-Secure Corporation (HEX:FSC) warns computer users about a new worm, known as W32/Myparty. This worm was found from Singapore on January 28th, 2002. The worm spreads as an e-mail attachment, and it uses a novel filename to trick people into clicking it.

There are two new significant features in this worm. Firstly: "The real trick here is that end users have no idea that .COM is not just part of web addresses, it's also an executable file extension", says Mikko Hypponen, Manager of Anti-Virus Research at F-Secure. "This worm sends an attachment file called WWW.MYPARTY.YAHOO.COM, and people will assume it's a link to a website and click on it - actually executing the worm program instead".

Secondly: The worm has been created in Russia and it will not infect computers in Russia at all. It had been programmed to spread only between January 25 and 29. It means that after Tuesday the worm will not spread at all.

The worm was spotted in Singapore on Monday, January 28 and it continues to spread towards West as business hours go by. Unlike e-mail worms such as Badtrans or Nimda, which were able to start by just reading the e-mail, Myparty requires the user to click on the attachment. Myparty will only work under Windows NT, Windows 2000 or Windows XP. F-Secure Anti-Virus detects the Myparty worm. The detection was added Monday, January 28.

.COM files are executable files which were widely used before .EXE format executable files were introduced in MS-DOS 2.0 in 1983. COM files are still supported even by the latest versions of Windows.

"As users very rarely e-mail COM format executables to each other, system administrators can easily defend against attacks of this type by filtering all e-mail attachments with an extension of .COM at firewall or e-mail gateway", comments Hypponen.

The e-mails sent by the worm look like this:

Subject:new photos from my party

Body: Hello!

My party... It was absolutely amazing!
I have attached my web page with new photos!
If you can please make color prints of my photos. Thanks!

Attachment: www.myparty.yahoo.com

The attachment resembles a web link in many email clients. Screenshots of the attachment shown under various e-mail programs are available at: http://www.f-secure.com/v-descs/myparty.shtml

About F-Secure Corporation F-Secure Corporation is a leading developer of centrally managed security solutions for the mobile enterprise. The company's award-winning, integrated anti-virus, file encryption and network security solutions for handhelds, laptops, desktops, servers, mail servers and firewalls provide centralized policy based management of widely dispersed user communities. Founded in 1988, F-Secure is listed on the Helsinki Stock Exchange [HEX: FSC]. Corporate headquarters is in Helsinki, Finland with North American main office in San Jose, California. The company maintains offices in Germany, Japan, Sweden and the United Kingdom, and is supported by a network of VARs and Distributors in over 90 countries around the globe.

For more information, please contact:

Mikko Hyppönen
F-Secure Corporation
PL 24
FIN-00181 Helsinki
Tel. +358 9 2520 5513
Fax +358 9 2520 0700
Gsm +358 400 648 180
Email: Mikko.Hypponen@F-Secure.com

http://www.F-Secure.com